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                              May 28, 2020

       Patience C. Ogbozor
       President and Chief Executive Officer
       Cannabinoid Biosciences, Inc.
       370 Amapola Ave. Suite 200A
       Torrance, CA 90501

                                                        Re: Cannabinoid
Biosciences, Inc.
                                                            Post-Qualification
Amendment No. 2 to Offering Statement on Form 1-A
                                                            Filed May 20, 2020
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed May 1, 2020
                                                            File No. 024-10924

       Dear Ms. Ogbozor:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A filed May 20, 2020

       Summary
       Our Business, page 2

   1. We note your discussion of potential acquisition targets. We will not object to disclosure concerning your
activities to advance your business plan but it is not appropriate to present targets'
potential revenues or similar results as these results are speculative and without context with
reference to your company. Please remove this disclosure.
   2. We note your disclosure that the acquisition of a controlling stake in Kid Castle Education
                                                        Corporation was in
pursuit of the Company's goal of getting listed or up-listed on the
                                                        Nasdaq within the next
12 months, and that subsequently, the Board of Directors approved the distribution of
these shares to the shareholders of the Company. Please revise your
 Patience C. Ogbozor
Cannabinoid Biosciences, Inc.
May 28, 2020
Page 2
         disclosure to briefly explain the impact of the distribution on the intended goal of listing on Nasdaq.
3. We note your disclosure that you have established both trading and holding positions in a number of biotechnology companies and that you will look to become a biopharmaceutical portfolio manager. You also state that you are a start-up biotechnology
         holding and investment company. Please provide us with your legal analysis supporting your conclusion that your activities are in compliance with the Investment Company Act of 1940.
Mission Statement, page 3

4. We note your disclosure that your process standardization for CBD products would entail a number of steps. Please balance this disclosure with a discussion of the challenges you face in implementing these processes.
Exhibits

5. We note Section 6 of the Subscription Agreement contains a waiver of jury trial provision.
         Please expand your disclosure to state whether this provision applies to federal securities law claims.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-
3257 with any questions.



FirstName LastNamePatience C. Ogbozor                           Sincerely,
Comapany NameCannabinoid Biosciences, Inc.
                                                                Division of
Corporation Finance
May 28, 2020 Page 2                                             Office of Life
Sciences
FirstName LastName